UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934


                              ZEBRA RESOURCES, INC.
                                (Name of Issuer)

                    Common Stock, $0.001 Par Value Per Share
                         (Title of Class of Securities)

                                    98920V102
                                 (CUSIP Number)

                                    copy to:

                                  Dan Gravelle
                           c/o Zebra Resources, Inc.
              29773 Niguel Road, Suite A, Laguna Niguel, CA 92677
                              Tel: (949) 481-5396
            (Name, Address and Telephone Number of Person Authorized
                     to Receive Notices and Communications)

                                February 26, 2010
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box [ ].

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See 240.13d-7(b) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                  SCHEDULE 13D
-------------------                                            -----------------
CUSIP NO. 98920V102                                            Page 2 of 5 Pages
-------------------                                            -----------------

1   NAMES OF REPORTING PERSON
    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

    Monaco Capital Inc.
    --------------------------------------------------------------------------
2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                  (a) [ ]
                                                                       (b) [ ]
    --------------------------------------------------------------------------
3   SEC USE ONLY

    --------------------------------------------------------------------------
4   SOURCE OF FUNDS*

    WC
    --------------------------------------------------------------------------
5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
    TO ITEMS 2(d) OR 2(e)                                                  [ ]

    --------------------------------------------------------------------------
6   CITZENSHIP OR PLACE OF ORGANIZATION

    Belize
    --------------------------------------------------------------------------
                  7  SOLE VOTING POWER
                     20,000,000
     NUMBER OF       ---------------------------------------------------------
      SHARES      8  SHARED VOTING POWER
    BENEFICIALLY     Nil
     OWNED BY        ---------------------------------------------------------
       EACH       9  SOLE DISPOSITIVE POWER
     REPORTING       20,000,000
      PERSON         ---------------------------------------------------------
       WITH      10  SHARED DISPOSITIVE POWER
                     Nil
                     ---------------------------------------------------------
11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

    20,000,000
    --------------------------------------------------------------------------
12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* [ ]

    N/A
    --------------------------------------------------------------------------
13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

    62.5% (1) based on 32,000,000 shares of common stock outstanding as of the date of this statement.
    --------------------------------------------------------------------------
14  TYPE OF REPORTING PERSON*

    CO
    --------------------------------------------------------------------------

----------
(1) Based on 32,000,000 shares of common stock issued and outstanding as of the date of this report.

                                  SCHEDULE 13D
-------------------                                            -----------------
CUSIP NO. 98920V102                                            Page 3 of 5 Pages
-------------------                                            -----------------

This statement is being filed on behalf of Monaco Capital Inc. ("Monaco") relating to the shares of common stock of Zebra Resources, Inc., a corporation incorporated under the laws of the State of Nevada (the "Issuer").

ITEM 1. SECURITY AND ISSUER

This statement relates to shares of common stock with $0.001 par value per share of the Issuer. The principal executive offices of the Issuer are located at 7 New Road, Second Floor, #6, Belize City, Belize.

ITEM 2. IDENTITY AND BACKGROUND

     (a)  Monaco Capital Inc.

     (b)  7 New Road, Second Floor, #6 Belize City, Belize.

     (c)  Monaco is a company incorporated under the laws of Belize.

     (d)  During  the  last  five  years,  Monaco  has not been  convicted  in a
          criminal   proceeding   (excluding   traffic   violations  or  similar
          misdemeanours).

     (e) During the last five years, Monaco was not a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

     (f)  K. Kaffa is the beneficial owner of Monaco.

     (g) K. Kaffa has not been convicted in a criminal proceeding or was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding were or are subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

ITEM 3. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATIONS

On February 26, 2010, Monaco acquired purchased 20,000,000 shares of the common stock of the Issuer from Karl Kottmeier pursuant to a private transaction. The purchase funds for the placement came from working capital of Monaco.

ITEM 4. PURPOSE OF TRANSACTION

The purpose of the transaction described above was to complete the change of control of the Issuer.

Depending on market conditions and other factors, Monaco may acquire additional shares of the Issuer's common stock as it deems appropriate, whether in open market purchases, privately negotiated transactions or otherwise. Monaco also reserves the right to dispose of some or all of the Shares in the open market, in privately negotiated transactions to third parties or otherwise.

Monaco does not presently have any plan or proposal which relate to or would result in the acquisition or disposition by any person of additional securities of the Issuer, or the disposition of the Issuer; an extraordinary corporate transaction, such as a merger, reorganization, or liquidation involving the

                                  SCHEDULE 13D
-------------------                                            -----------------
CUSIP NO. 98920V102                                            Page 4 of 5 Pages
-------------------                                            -----------------

Issuer or its subsidiary; a sale or transfer of a material amount of assets of the Issuer or its subsidiary; any change in the present board of directors or management of the Issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board; any material change in the present capitalization or dividend policy of the Issuer; any other material change in the Issuer's corporate structure; changes to the Issuer's charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control by any person; causing a class of securities of the Issuer to be delisted from a national securities exchange or cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association; a class of equity securities of the Issuer becoming eligible for termination of registration pursuant to section 12(g)(4) of the Securities Exchange Act of 1934; or any action similar to any of those enumerated above.

ITEM 5. INTEREST IN SECURITIES OF THE ISSUER

The aggregate number and percentage of common stock of the Issuer beneficially owned by Monaco is 20,000,000 shares, or approximately 62.5% of the Issuer, based on 32,000,000 shares of common stock outstanding as of the date of this statement.

K. Kaffa has the sole power to vote or to direct the vote, and to dispose or to direct the disposition, of 20,000,000 shares of common stock of the Issuer.

Other than as described in Item 3 above, Monaco has not effected any transaction in the shares of common stock of the Issuer during the past sixty days.

No person, other than K. Kaffa, is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the 20,000,000 shares of common stock of the Issuer.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

There are no contracts, arrangements, understandings, or relationships (legal or otherwise) between Monaco and any other person with respect to any securities of the Issuer, including but not limited to transfer or voting of any of the securities, finder's fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies.

ITEM 7. MATERIAL TO BE FILED AS EXHIBITS

N/A

                                  SCHEDULE 13D
-------------------                                            -----------------
CUSIP NO. 98920V102                                            Page 5 of 5 Pages
-------------------                                            -----------------

                                   SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Date: March 9, 2010                   MONACO CAPITAL INC.


                                      /s/ Bob Bandfield
                                      -----------------------------------
                                      Name:  Bob Bandfield
                                      Title: Secretary